RunnerCity™ VS Everyone Else

$1.99/month
unlimited usage, no fees, whatsoever.

You tip the Runners and they keep
100%

Local restaurants keep 100% of their profits.
No commissions, whatsoever.

DoorDash, UberEats, Grubhub+, Postmates Unlimited

Charge 15% - 40% in commissions which eat into local restaurants razor thin profit margins.

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Convince restaurants to increase their menu item prices to offset the burden of these commissions.

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Charge unnecesary fees to customers thus increasing the total cost of a simple delivery.

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Customers have no choice but to tip low b/c the fees eat into their generosity.

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Delivery drivers do all the work and barely walk away with anything for the effort.